August 2, 2010
VIA EDGAR
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Campbell Strategic Allocation Fund, L.P. File No. 333-166320 Campbell Global Trend Fund, L.P. File No. 333-166321
     This letter is a follow up to my letter of Friday July 30, 2010, in which we requested that the registration statements of Campbell Global Trend Fund and Campbell Strategic Allocation Fund be permitted to be declared effective without filing another pre-effective amendment and to include in a final prospectus filed pursuant to Rule 424(b) certain changes to the cap on distributors compensation in response to recent comments by FINRA.
     In response to additional comments received from FINRA in the late afternoon on Friday July 30, 2010 we have split transaction and non-transaction based compensation to wholesalers into two distinct categories on the selling agent compensation tables for the two funds. Note that this does not change the overall allocation of amounts to be paid to wholesalers; it merely splits the disclosure into two columns on the charts.
     We believe that the arguments set forth in our letter of Friday still apply. Accordingly, we repeat our request as set forth in Friday’s letter. We have attached as Exhibit A updated change pages resulting from FINRA’s most recent comments, as well as the other documents attached in Friday’s letter.
     In light of the foregoing, we respectfully submit that it is entirely consistent with the purposes of the Securities Act, the rules of the Commission and custom and practice for the registration statements to be declared effective in their current form and for the referenced changes to be included in a final prospectus filed pursuant to Rule 424(b).
Very truly yours,
/s/ Thomas P. Lloyd
Thomas P. Lloyd
General Counsel
Campbell & Company, Inc.
2850 Quarry Lake Drive
Baltimore, Maryland 21209

Exhibit A
and accepted by the end of the initial offering period, all subscriptions will be promptly returned to subscribers, with interest. After the end of the initial offering period, each of the Classes will be offered continuously.
     Units of both Funds are offered until such time as Campbell & Company suspends, limits or terminates the continuing offering. Subscriptions received during the continuing offering can be accepted by each Fund as detailed below. Subscribers whose subscriptions are canceled or rejected will be notified of when their subscriptions, plus interest, will be returned, which will be promptly after rejection. Subscribers whose subscriptions are accepted will be issued fractional Units, calculated to three decimal places. The issued Units will be in an amount equal the accepted subscription amount, including all interest earned. Campbell & Company may suspend, limit or terminate the continuing offering at any time.
     Subscriptions from customers of any of the selling agents may also be made by authorizing such selling agent to debit the subscriber’s customer securities account at the selling agent on the settlement date. Promptly after debiting the customer’s securities account, the selling agent will send payment to the escrow agent as described below, in the amount of the subscription so debited.
     During the initial offering period of the Global Trend Series (GLD), the selling agent will be required to forward subscription documents to the general partner as soon as is reasonably practicable following receipt of an acceptable subscription agreement from a subscriber for Units. Subscription documents must be in proper form and the General Partner shall have the sole responsibility for accepting or rejecting subscriptions. The selling agent shall deposit the subscription proceeds in escrow accounts with the escrow agent no later than noon of the next business day or by noon of the second business day after receipt of the subscription by the general partner. If the latter option is used, the subscription documents must be forwarded to the general partner by noon of the next business day after receipt of the subscription proceeds. Proceeds will be transferred to the escrow accounts at the escrow agent by check payable to PNC Bank, as Escrow Agent to the Class of the Global Trend Series (GLD) from the subscriber or via wire transfer and will be held during the initial offering period until the funds are turned over to the relevant trading accounts or until the offering of the Classes of the Global Trend Series (GLD) is terminated.
     During the continuous offering period, the selling agent will be required to forward subscriptions to the general partner as soon as is reasonably practicable following receipt of an acceptable subscription agreement from a subscriber. The general partner will have the sole responsibility for determining whether subscriptions are accepted.
     Campbell & Company will purchase Units for investment purposes only and not with a view towards resale.
     An investor who meets the suitability standards given below must complete, execute and deliver to the relevant selling agent a copy of the Subscription Agreement attached as Exhibit E for the Strategic Allocation Fund and Exhibit F for the Global Trend Fund. A subscriber can pay either by a check made payable to the applicable Fund or by authorizing his selling agent to debit his customer securities account. Campbell & Company will then accept or reject the subscription in the time periods discussed below for each Fund. Investors may rescind their subscription agreement within five (5) business days of receipt of the applicable Fund’s prospectus.
     Investors will purchase Units for investment purposes only and not with a view toward resale. There is no limit on the number of Units that may be offered by the Funds, provided, however, that all such Units must be registered with the U.S. Securities and Exchange Commission prior to issuance.
Strategic Allocation Fund
     The Strategic Allocation Fund offers the Units to existing investors during the continuing offering at the net asset value per Unit as of each Closing Date on which subscriptions are accepted. Investors must submit subscriptions at least five (5) business days prior to the applicable month-end Closing Date and they will be accepted once payments are received and cleared. Investors may rescind their subscription agreement within five (5) business days of receipt of the Strategic Allocation Fund’s prospectus. Campbell & Company may suspend, limit or terminate the continuing offering at any time. Escrow balances will be credited with interest at prevailing money market rates.
     The Strategic Allocation Fund’s escrow account is currently maintained at The PNC Bank, National Association, Baltimore, Maryland (the “escrow agent”). A replacement escrow agent may be appointed in respect of the Strategic

Strategic Allocation Fund

Nature of Payment	Recipient	Amount of Payment
Initial Selling Fee	Selling Agents	Selling Agents shall receive from the Strategic Allocation Fund, in conjunction with the sale of Units, an initial selling fee of up to 4% of the gross offering proceeds of the Units sold by the Selling Agents.
On-going Selling Fee	Selling Agents	Selling Agents shall receive from the Strategic Allocation Fund an on-going selling fee (commencing the 13th month after sale of each unit) of 0.334% of the month-end net asset value of the Units sold and outstanding, subject to a limit of 5% of the gross offering proceeds of the Units sold.
Transaction ~~and Non transaction~~ based Compensation to Wholesalers	Wholesalers	Wholesalers will receive transaction ~~and non-transaction~~ based compensation of up to 0.~~75~~576% of the gross proceeds of the Units sold.
Non-Transaction based Compensation to Wholesalers	Wholesalers	Wholesalers will receive non-transaction based compensation of up to 0.174% of the gross offering proceeds of all Units sold.
Expense Reimbursements for selling agent training and education meetings, travel expenses and legal expenses	General Partner	The general partner will be reimbursed for expenses incurred by its affiliated wholesalers and by unaffiliated selling agents, for training and education meetings, travel expenses and legal expenses of up to 0.25% of the gross offering proceeds of the Units sold. When added with the initial and on-going selling fees and transaction and non-transaction based payments to wholesalers, the total amount shall not exceed 10% of the gross offering proceeds of the Units sold.

Global Trend Fund

Nature of Payment	Recipient	Amount of Payment
Initial Selling Fee	Selling Agents	Selling Agents shall receive from the Global Trend Fund, in conjunction with the sale of Units, an initial selling fee of up to 2% of the gross offering proceeds of the Class A (USD), B (USD) and A (GLD) Units sold by the Selling Agents.
On-going Selling Fee	Selling Agents	Selling Agents shall receive from the Global Trend Fund an on-going selling fee (commencing the 13th month after sale of each unit) of 0.167% of the month-end net asset value of the Class A (USD), B (USD) and A (GLD) Units sold and outstanding, subject to a limit of 6% of the gross offering proceeds of the Class A (USD) and A (GLD) Units sold and 7% of the gross offering proceeds of the Class B (USD) Units sold.
Transaction ~~and Non transaction~~ based Compensation to Wholesalers	Wholesalers	Wholesalers will receive transaction ~~and non transaction~~ based compensation of up to 0.576%~~75%~~ of the gross offering proceeds of the Class A (USD), B (USD) and A (GLD) Units sold, and up to 1.826%~~3%~~ of the of the gross offering proceeds of the Class C (USD), and B (GLD)~~Units sold~~, and ~~up to 6% of the of the gross offering proceeds of the Class~~, and D (USD) Units sold.
Non-transaction based Compensation to Wholesalers	Wholesalers	Wholesalers will receive non-transaction based compensation of up to 0.174% of the gross offering proceeds of all Units sold.
Expense Reimbursements for selling agent training and education meetings, travel expenses and legal expenses	General Partner	The general partner will be reimbursed for expenses incurred by its affiliated wholesalers and by unaffiliated selling agents, for training and education meetings, travel expenses and legal expenses of up to 0.25% of the gross offering proceeds of the Class A (USD), Class B (USD),~~and~~ Class A (GLD), ~~Units sold, up to 1.0% of the gross offering proceeds of the~~ Class C (USD), Class B (GLD), and ~~Units sold, and up to 4% of the gross offering proceeds of the~~Class D (USD) Units sold. When added with initial and on-going selling fees and transaction and non-transaction based payments to wholesalers, the total amount shall not exceed 10% of the gross offering proceeds of the Units sold.
Broker –Dealer Custodial Fee	Selling Agent/Custodian	Selling Agents and/or custodians will receive a broker-dealer custodial fee of 0.0208% of the month-end net asset value of the Class A (USD), Class C (USD), Class A (GLD) and Class B (GLD) Units sold and outstanding, subject to a limit of 1% of the gross offering proceeds of Class A (USD) Units and Class A (GLD) Units sold and a limit of 6% of the gross offering proceeds of Class C (USD) and Class B (GLD) Units sold.

There are no other items of compensation paid in respect of the sale of the Funds’ Units.

Items of Compensation Pursuant to FINRA RULE 2310
The following tables set forth the items of compensation, and the maximum amounts thereof in respect of the offering of the Units of the Funds, paid to members of FINRA pursuant to FINRA Rule 2310 on a fund-by-fund and class-by-class basis. These items of compensation are set forth in detail below and more fully described above. In the following tables, CFS stands for Campbell Financial Services, Inc., a broker-dealer that is wholly owned by Campbell & Company, Inc.
Strategic Allocation Fund

			Transaction ~~and~~	Non-
			~~Non-transaction~~	transaction
			based	based	Expense
			Compensation	Compensation	Reimbursements
	On-going		to	to	for selling agent
	Selling Fee		Registered	Registered	training and
	(commencing		Representatives	Representatives	education
Initial	the 13 month		of	of	meetings, travel
Selling	after the sale		CFS, including	CFS, including	expenses and
Fee	of each unit)	Custodial Fee	wholesalers	wholesalers	legal expenses	Total
4% of the gross offering proceeds of the units sold.	0.334% of the month-end net asset value of the Units sold and outstanding, subject to a limit of 5% of the gross offering proceeds of the Units sold.	This item of compensation not paid by these Units.	Up to ~~0.75~~ 0.576% of the gross proceeds of the Units sold.	Up to 0.174% of the gross proceeds of the Units sold.	Up to 0.25% of the gross offering proceeds of the Units sold.	Up to 10% of the gross proceeds of the Units sold. Maximum estimated amount of $10,000,000.

Global Trend Fund — Class A (USD) and Class A (GLD)

Non-
			Transaction ~~and~~	transaction
			~~Non-transaction~~	based	Expense
			based	Compensation	Reimbursements
	On-going		Compensation to	to	for selling agent
	Selling Fee		Registered	Registered	training and
	(commencing		Representatives	Representatives	education
Initial	the 13 month		of	of	meetings, travel
Selling	after the sale	Custodial	CFS, including	CFS, including	expenses and
Fee	of each unit)	Fee	wholesalers	wholesalers	legal expenses	Total
2% of the gross offering proceeds of the units sold.	0.167% of the month-end net asset value of the Units sold and outstanding, subject to a limit of 6% of the gross offering proceeds of the Units sold.	0.0208% of the month-end net asset value of the Units sold and outstanding, subject to a limit of 1% of the gross offering proceeds of the Units sold.	Up to 0.576% ~~0.75%~~ of the gross proceeds of the Units sold.	Up to 0.174% of the gross proceeds of the Units sold.	Up to 0.25% of the gross offering proceeds of the Units sold.	Up to 10% of the gross proceeds of the Units sold. Maximum estimated amount of $10,000,000.

Global Trend Fund — Class B (USD)

Non-
			Transaction ~~and~~	transaction
			~~non-transaction~~	based	Expense
			based	Compensation	Reimbursements
	On-going		Compensation to	to	for selling agent
	Selling Fee		Registered	Registered	training and
	(commencing		Representatives	Representatives	education
Initial	the 13 month		of	of	meetings, travel
Selling	after the sale		CFS, including	CFS, including	expenses and
Fee	of each unit)	Custodial Fee	wholesalers	wholesalers	legal expenses	Total
2% of the gross offering proceeds of the units sold.	0.167% of the month-end net asset Value of the Units sold and outstanding, subject to a limit of 7% of the gross offering proceeds of the Units sold.	This item of compensation not paid by these Units.	Up to ~~0.75%~~ 0.576% of the gross proceeds of the Units sold.	Up to 0.174% of the gross proceeds of the Units sold.	Up to 0.25% of the gross offering proceeds of the Units sold.	Up to 10% of the gross proceeds of the Units sold. Maximum estimated amount of $10,000,000.

Global Trend Fund — Class C (USD) and Class B (GLD)

			Transaction ~~and~~	Non-
			~~Non-transaction~~	transaction
			based	based	Expense
			Compensation	Compensation	Reimbursements
	On-going		to	to	for selling agent
	Selling Fee		Registered	Registered	training and
	(commencing		Representatives	Representatives	education
Initial	the 13 month		of	of	meetings, travel
Selling	after the sale	Custodial	CFS, including	CFS, including	expenses and
Fee	of each unit)	Fee	wholesalers	wholesalers	legal expenses	Total
This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	0.0208% of the month-end net asset value of the Units sold and outstanding, subject to a limit of 6% of the gross offering proceeds of the Units sold.	Up to ~~3%~~ 1.826% of the gross proceeds of the Units sold.	Up to 0.174% of the gross proceeds of the Units sold.	Up to ~~1~~% 0.25% of the gross offering proceeds of the Units sold.	Up to ~~10~~% 8.25% of the gross proceeds of the Units sold. Maximum estimated amount of $~~10,000~~ $8,250,000.

Global Trend Fund — Class D (USD)

			Transaction ~~and~~	Non-
			~~Non-transaction~~	transaction
			based	based	Expense
			Compensation	Compensation	Reimbursements
	On-going		to	to	for selling agent
	Selling Fee		Registered	Registered	training and
	(commencing		Representatives	Representatives	education
Initial	the 13 month		of	of	meetings, travel
Selling	after the sale		CFS, including	CFS, including	expenses and
Fee	of each unit)	Custodial Fee	wholesalers	wholesalers	legal expenses	Total
This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	Up to ~~6%~~ 1.826% of the gross proceeds of the Units sold.	Up to 0.174% of the gross proceeds of the Units sold.	Up to ~~4~~0.25% of the gross offering proceeds of the Units sold.	Up to ~~10~~2.25% of the gross proceeds of the Units sold. Maximum estimated amount of $~~10,000~~2,250,000.

THE CAMPBELL GLOBAL TREND FUND, L.P. — GLOBAL TREND SERIES (USD)
THE CAMPBELL GLOBAL TREND FUND, L.P. — GLOBAL TREND SERIES (GLD)
ESCROW AGREEMENT
     This Escrow Agreement is made and entered into as of March 23, 2010 nd as amended ___, 2010, by and among PNC Bank, National Association as escrow agent (“PNC Bank” or the “Escrow Agent”), The Campbell Global Trend Fund, L.P. — Global Trend Series (USD) and The Campbell Global Trend Fund, L.P. — Global Trend Series (GLD), each a legally separate and independent series of the Campbell Global Trend Fund, L.P., a Delaware series limited partnership (the “Series”),~~and~~ Campbell & Company, Inc., a Maryland corporation, the trading advisor of each Series (“Campbell” or the “Advisor”) and [Broker-Dealer](“BD”), a broker-dealer.
     The parties agree that the assets of one Series will not be available to satisfy the obligations of another Series.
     Pursuant to the duly filed Prospectus and all amendments thereto, each Series proposes to offer for sale limited partnership interests in each Series (“Units”) to investors through various Selling Agents, including the BD. Each Series proposes to establish escrow accounts, listed on Schedule I, with the Escrow Agent in which funds received from subscribers will be deposited pending completion of the escrow period (“Escrow Account”).
     Commencing upon the execution of this Agreement, the Escrow Agent shall act as escrow agent and agrees to receive, hold, deal with and disburse the proceeds from the sale of Units (the “Proceeds”) and any other property at any time held by the Escrow Agent hereunder in accordance with this Agreement.
     All Proceeds of subscriptions for Units of the applicable Series shall be deposited in an escrow account established by the Escrow Agent on behalf of the Series. All Proceeds shall be denominated in U.S. dollars and deposited in the Escrow Account by check or wire transfer, duly made out to “PNC Bank, as Escrow Agent for The Campbell Global Trend Fund, L.P. — Global Trend Series (USD)~~Escrow Account~~” or “PNC Bank, as Escrow Agent for The Campbell Global Trend Fund, L.P. — Global Trend Series (GLD)~~Escrow Account~~,” as applicable. The Escrow Agent shall promptly notify Campbell of any discrepancy between the amounts set forth on any statement delivered by Campbell and the sum or sums delivered therewith to the Escrow Agent. In the event that any checks or other instruments deposited in the Escrow Account prove uncollectible, the Escrow Agent shall promptly notify Campbell and forward such checks or other instruments to Campbell for return to the subscriber.
     During the Initial Offering Period, as defined in the Prospectus, Campbell shall deliver to all prospective subscribers interim receipts for the amount of the Proceeds deposited in the Escrow Account, reciting the substance of this Agreement.

     The Escrow Agent, is hereby directed to hold, deal with and dispose of the Proceeds and any other property at any time held by the Escrow Agent hereunder in the following manner, subject, however, to the terms of this Agreement.
1.	Proceeds of subscriptions will be deposited and held in the Escrow Account during the Initial Offering Period until the minimum subscription amount has been met for that Series and during the Continuous Offering Period until each month-end, or otherwise agreed upon period, at which time the sums accumulated in the Escrow Account shall be delivered by the Escrow Agent pursuant to the Advisor’s written instruction setting forth the date for such payment.

2.	Prior to the delivery, if any, of the escrowed funds to the applicable Series, the Series shall have no title to nor interest in the funds on deposit, and such funds shall under no circumstances be subject to the liabilities or indebtedness of the Series.

3.	The Escrow Agent shall cause all funds deposited with the Escrow Agent pursuant to this Agreement to be maintained and invested as the Advisor may from time to time direct in PNC Bank certificates of deposit, savings or money market accounts, in compliance with the Rule 15c2-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), as elaborated upon by the Securities and Exchange Commission in the National Association of Securities Dealers, Inc. Notice to Members 84-7, so that such funds can be readily liquidated so that 100% of the funds so deposited can be returned to the person entitled thereto under the circumstances described above or below. If the deposit into the Escrow Account is made by Federal Funds wire transfer, the Escrow Agent shall invest the funds deposited on the same day as deposited, provided that such deposit is received by 5 p.m. New York City time. If the deposit into the Escrow Account is made by Federal Funds wire transfer and received by the Escrow Agent after 5:00 p.m. New York City time, the Escrow Agent shall invest the funds deposited on the next business day. If the deposit into the Escrow Account is made by automated clearinghouse or check, the Escrow Agent shall invest the funds deposited on the next business day following collection. The Escrow Agent will incur no liability for any loss suffered so long as the Escrow Agent follows such direction, subject to the standard of liability set forth below. Whether or not subscriptions are accepted and Units are sold, or subscriptions are returned and no Units are sold, the Advisor shall pay the Escrow Agent fees as set forth in Schedule I hereto for the Escrow Agent’s services as Escrow Agent. The Escrow Agent agrees that it shall have no right against either Series with respect thereto.

4.	During the Initial Offering Period, as defined in the Prospectus, Proceeds deposited into the Escrow Account will earn interest, which will either be paid to subscribers in the form of additional Units or will be returned in cash to those subscribers whose applications are rejected. During the Initial Offering Period, PNC Bank will calculate accrued interest by subscriber to a Series and Campbell will confirm subscriber names, dates and subscription amounts.

5.	During the Initial Offering Period, as defined in the Prospectus, BD agrees that it shall deposit the subscription proceeds into the Escrow Account no later than noon of the next business day or by noon of the second business day after receipt of the subscription by Campbell. If the latter option is used, the subscription documents must be forwarded to Campbell by noon of the next business day after receipt of the subscription proceeds. Proceeds will be transferred to the Escrow Account by check payable to the Escrow Agent as described above or via wire transfer and will be held by the Escrow Agent during the Initial Offering Period as described herein until the funds are turned over to the relevant Series trading account or until the offering of the relevant Series is terminated.

~~4.~~6.	During the Continuous Offering Period, as defined in the Prospectus, interest earned on funds attributable to accepted subscriptions while held in the Escrow Account shall be allocated by the Escrow Agent to the appropriate Series and Class and not to any individual subscriber. During the Continuous Offering, the Advisor will calculate and distribute accrued interest in accordance with the Prospectus.

7.	The parties understand and agree that per the Prospectus, one Series may “break escrow” upon receipt of the subscription minimum in an Escrow Account and enter its Continuous Offering Period prior to the other.

~~5.~~8.	In the event that the minimum subscription amount has not been met for any Series on or before the date for the closing of the Initial Offering Period as set forth in the Prospectus, which date shall be provided to the Escrow Agent in writing by the Advisor (unless that date is extended in accordance therewith, and the Advisor has notified the Escrow Agent in writing of such extension), the Escrow Agent shall promptly return the funds which have been deposited in the Escrow Account to the subscribers, in the amounts and to the addresses as shown on its records, plus any interest income earned on such subscription funds as described in item 4 above

~~6.~~9.	The Advisor is authorized to notify the Escrow Agent that a subscription agreement of a subscriber has not been accepted by the Advisor and to direct the Escrow Agent to return any funds held in the Escrow Account for the benefit of such subscriber directly to such subscriber. If funds shall be returned to subscribers, the Escrow Agent shall do so to the same source from which the subscription funds were received.
     All documents, including any instrument necessary for the negotiation or other transfer of escrow assets deposited simultaneously with the execution of this Agreement are approved by the parties thereto, other than the Escrow Agent. The Escrow Agent shall not be obliged to inquire as to the form, manner of execution or validity of these documents or any document hereafter deposited or delivered to the Escrow Agent pursuant to the provisions hereof, and the

Escrow Agent shall be entitled to rely on each document received and reasonably believed by it to be genuine, nor shall the Escrow Agent be obliged to inquire as to the identity, authority or rights of the persons executing the same.
     The Escrow Agent shall be liable under this Agreement only for its failure to exercise due care in the performance of its duties expressly set forth herein.
     In the case of conflicting demands upon the Escrow Agent, the Escrow Agent may withhold performance of this Agreement until such time as said conflicting demands shall have been withdrawn or the rights of the respective parties shall have been settled by court adjudication, arbitration, joint order or otherwise.
     Any notice which the Escrow Agent or the Advisor is required or desires to give hereunder (other than operational notices described below) to the other party shall be in writing and may be given by mailing the same to the appropriate address of the other party (or to such other address as may have theretofore substituted by written notification), by registered or first class mail, postage prepaid. For all purposes hereof any notice so mailed shall be as effectual as though served upon the person of the undersigned to whom it was mailed at the time it is deposited in the United States mail by the Escrow Agent whether or not such undersigned thereafter actually received such notice. Operational notices shall be directed to Campbell’s Fund Administration Department or to PNC Bank’s Commercial Banking Department, as appropriate, and shall be in writing, including but not limited to electronic mail and facsimile, as set forth in Schedule II hereto.
     Whenever under the terms hereof the time for giving a notice of performing an act falls upon a Saturday, Sunday or bank holiday, such time shall be extended to the Escrow Agent’s next business day.
     The Escrow Agent’s duties and responsibilities shall be limited to those expressly set forth in this Escrow Agreement and the Escrow Agent shall not be subject to, or obligated to recognize, any other agreement between or direction or instruction of, any or all of the parties hereto even though reference thereto may be made herein; provided, however, with the Escrow Agent’s written consent, this Escrow Agreement may be amended at any time or times by an instrument in writing signed by all of the then parties in interest.
     If any property subject hereto is at any time attached, garnished or levied upon, under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order or in case an order, judgment or decree shall be made or entered by any court affecting such property, or any part thereof, then in any of such events, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree, which it is advised by legal counsel of its own choosing is binding upon it, and if it complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such compliance, even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

     This Agreement shall be construed, enforced and administered in accordance with the laws of the State of Delaware.
     The Advisor may remove the Escrow Agent at any time (with or without cause) by giving at least 15 days written notice thereof. Within 10 days after giving such notice, the Advisor shall appoint a successor escrow agent at which time the Escrow Agent shall either distribute the funds held in the Escrow Account, its fees, costs and expenses or other obligations owed to the Escrow Agent having been paid by Campbell, as directed by the instructions of the Advisor or hold such funds, pending distribution, until all such fees, costs and expenses or other obligations are paid by Campbell. If a successor escrow agent has not been appointed or has not accepted such appointment by the end of the 10-day period, the Escrow Agent may appeal to a court of competent jurisdiction for the appointment of a successor escrow agent, or for other appropriate relief and the costs, expenses and reasonable attorneys fees which the Escrow Agent incurs in connection with such a proceeding shall be paid by the appropriate Series.
     The Escrow Agent may resign by giving five days’ written notice by registered or first class mail sent to the undersigned at their respective addresses herein set forth; and thereafter, subject to the provisions of the third preceding paragraph hereof, shall deliver all remaining deposits in said Escrow Account upon the written and signed order of the Advisor. If no such notice is received by the Escrow Agent within thirty days after mailing such notice, the Escrow Agent is unconditionally and irrevocably authorized and empowered to send any and all proceeds deposited hereunder by registered mail to the respective subscribers thereof, or at its sole option to deliver such deposited items to the respective depositors. If the Escrow Agent resigns, reasonable fees and expenses of the Escrow Agent shall be paid by Campbell & Company.
     In the event funds transfer instructions are given (other than in writing at the time of execution of this Agreement), whether in writing, by telecopier or otherwise, the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule II hereto, and the Escrow Agent may rely upon the confirmations of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. The parties acknowledge that such security procedure is commercially reasonable.
     Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part without the prior consent of the other parties.
     This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Dated at Baltimore, Maryland as of March 23, 2010
Parties to the Escrow Agreement

PNC BANK, NATIONAL ASSOCIATION

By:

THE CAMPBELL GLOBAL TREND FUND, L.P. — Global Trend Series (USD)

By:	ITS GENERAL PARTNER, CAMPBELL & COMPANY, INC.

By:

By:

THE CAMPBELL GLOBAL TREND FUND, L.P. — Global Trend Series (GLD)

By:	ITS GENERAL PARTNER, CAMPBELL & COMPANY, INC.

By:

By:

CAMPBELL & COMPANY, INC.
as Trading Advisor to each Series

By:

By:

[Broker-Dealer]

By:

By:

Addresses for notices other than operational notices:

Campbell & Company, Inc.

2850 Quarry Lake Drive

Baltimore, Maryland 21209

PNC Bank, National Association

2 Hopkins Plaza, 21st Floor

Baltimore, Maryland 21201

[Broker-Dealer]

[Address]

Schedule I
PNC Bank agrees to act as Escrow Agent for The Campbell Global Trend Fund, L.P. — Global Trend Series (USD and The Campbell Global Trend Fund, L.P. — Global Trend Series (GLD) for an annual fee of $1,500.00 per account. The fee is subject to an annual review.
The following six escrow accounts will be established:

Campbell Global Trend Fund, L.P. - Global Trend Series (USD):	Account Number

Campbell Global Trend Fund, L.P. — Global Trend Series (USD) Class A	555-7245905

Campbell Global Trend Fund, L.P. — Global Trend Series (USD) Class B	555-7245913

Campbell Global Trend Fund, L.P. — Global Trend Series (USD) Class C	555-7245921

Campbell Global Trend Fund, L.P. — Global Trend Series (USD) Class D	555-7245948

Campbell Global Trend Fund , L.P. — Global Trend Series (GLD):

Campbell Global Trend Fund, L.P. — Global Trend Series (GLD) Class A	555-7245884

Campbell Global Trend Fund, L.P. — Global Trend Series (GLD) Class B	555-7245892

     Schedule II
The Escrow Agent is instructed to fax or email operational notices to the following numbers and is authorized to seek confirmation of instructions by telephone call-back to the following persons:
Paula Yocum — Fund Administration Manager (410-413-4523)
Jason Shumway — Fund Administration Assistant (410-413-2664)
Greg Donovan — Chief Financial Officer (410-413-2654)
FAX # 410-413-2764, 410-413-4623 and 410-413-2572
The Advisor is instructed to fax or email operational notices to the following numbers and is authorized to seek confirmation of instructions by telephone call-back to the following persons:
Sandi Riffle — Administrative Assistant (410-237-5115)
Elsie Brown-Williams — Administrative Assistant (410-237-5369)
Stephen Palmer — Senior Vice President (410-237-5831)
FAX # 410-237-5703